SO 4/27/04

(A) VP 4-22-04

[redacted]NGE COMMISSION
.C. 20549

04016886

.GE
.rokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NO.
8-51278

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SYNERGY INVESTMENT GROUP, LLC

Official Use Only
FIRM ID. NO.

46035

SEC MAIL PROCESSING RECEIVED APR 20 2004 WASH. D.C. 158 SECTION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

1 660 DALE EARNHARDT BOULEVARD
(No. and Street)

KANNAPOLIS	NORTH CAROLINA	28083
(City)	(State)	(Zip code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TIMOTHY J. BAIN (704) 938-2010
(Area Code-Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name-if individual, state, last, first, middle name)

FAULKNER AND THOMPSON, PA

226 NORTHPARK DRIVE, #110		ROCK HILL	SC	29730
(ADDRESS)	Number and Street	City	State	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in U.S. or any of its possessions.

PROCESSED
APR 28 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SYNERGY INVESTMENT GROUP, LLC

(A Limited Liability Company)

REPORT ON AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

As of and for the Year ended December 31, 2003

Oath or Affirmation

I, Timothy J. Bain, *swear* (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Synergy Investment Group, LLC** as of **December 31, 2003** are true and correct.

____
Signature

Financial Operations Principal
Title

Subscribed and sworn to before me this
26th day of February 2004

____
Notary Public

OFFICIAL SEAL
Notary Public North Carolina
MECKLENBURG COUNTY
YVETTE L. FULLER
My Commission Expires September 22, 2007.

This report * contains (check all applicable boxes):

_X_ (a) Facing page.

_X_ (b) Statement of Financial Condition.

_X_ (c) Statement of Income.

_X_ (d) Statement of Cash Flows.

_X_ (e) Statement of Changes in Member's Equity.

____ (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.

_X_ (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.

____ (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3.

____ (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers under Rule 15c3-3.

____ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.

____ (k) A Reconciliation between the audited and unaudited Consolidated Statements of Financial Condition with respect to methods of consolidation.

_X_ (l) Oath or Affirmation.

____ (m) A copy of the SIPC Supplemental Report.

____ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

_X_ (o) Independent Auditors' Report on Internal Accounting Control.

____ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

* For conditions of confidential treatment of certain portions of this filing, see Section 240.17a5(e)(3).

SYNERGY INVESTMENT GROUP

Yvette L. Fuller, CPA, JD
Chief Financial Officer
yfuller@synergyinvestments.com
1660 Dale Earnhardt Blvd.
Charlotte, NC. 28083
Facsimile (704) 938-3010
Local (704) 938-2010

SEC MAIL PROCESSING
RECEIVED
APR 20 2004
WASH, D.C. 158 SECTION

Date: April 15, 2004

TRANSMITTED VIA US MAIL

Re: Synergy Investment Group 2003 Audited Financials

Enclosed is a **duplicate copy** of Synergy's audited financial report for year ended 2003. This copy includes a notarized oath page. The previous copy, submitted on March 1, 2004, was signed but not notarized.

If there are any questions, please do not hesitate to contact either Jeff Jones or myself.

Sincerely,

Yvette L. Fuller
Chief Financial Officer